



OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

CERTIFICATE
OF
LIMITED LIABILITY COMPANY

WHEREAS, *the Articles of Organization of*

PERIMTEC LLC

an Oklahoma limited liability company has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, *the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.*

IN TESTIMONY WHEREOF, I *hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.*

GREAT SEAL OF THE STATE OF OKLAHOMA 1907

Filed in the city of Oklahoma City this 19th day of October, 2018.

Secretary of State

FILED - Oklahoma Secretary of State #3512710625 10/19/2018

OKLAHOMA Secretary of State Electronic Filing

ARTICLES OF ORGANIZATION
DOMESTIC LIMITED LIABILITY COMPANY
Document Number: 38672540002 Submit Date: 10/19/2018

LIMITED LIABILITY COMPANY NAME

The name of the Limited Liability Company is:
PERIMTEC LLC

PRINCIPAL PLACE OF BUSINESS ADDRESS

123 S. DATE ST.
JENKS, OK 74037 USA

Email - tracy.poole@mcafeetaft.com

EFFECTIVE DATE

Effective Date:
Same as filing date.

DURATION

Perpetual

REGISTERED AGENT AND REGISTERED OFFICE ADDRESS

Agent Name
TRACY A POOLE
Address
13997 S. YALE AVENUE
BIXBY, OK 74008 USA

ATTACHMENTS

File Label	File Name and Path

SIGNATURE

I hereby certify that the information provided on this form is true and correct to the best of my knowledge and by attaching the signature I agree and understand that the typed electronic signature shall have the same legal effect as an original signature and is being accepted as my original signature pursuant to the Oklahoma Uniform Electronic Transactions Act, Title 12A Okla. Statutes Section 15-101, et seq.

Dated - 10/19/2018

Signature Names
TRACY A. POOLE

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